UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2008

PEACE ARCH ENTERTAINMENT GROUP INC.
(Translation of Registrant’s name into English)
1867 Yonge Street, Suite 650, Toronto, Ontario M4S 1Y5
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40-F.

Form 20-F

☑

Form 40-F

☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

☐

No

☑

This Form 6-K shall be incorporated by reference into the Registration Statement on Form S-8 (File No. 333-134552) and any other Registration Statement filed by the Registrant which by its terms automatically incorporates the Registrant's filings and submissions with the SEC under Sections 13(a), 13(c) or 15(d) of the Securities Exchange Act of 1934.

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-_______________

For Immediate Release

contact: Roy Bodner

svp marketing & communications

Peace Arch Entertainment

310.776.7208 or rbodner@peacearch.com

Peace Arch® Entertainment Acquires All Worldwide Rights to New Television Series “The Line”

PEACE ARCH TO COMMENCE CRIME DRAMA’S INTERNATIONAL LICENSING CAMPAIGN AT MIPCOM TELEVISION MARKET IN OCTOBER

TORONTO – September 11, 2008 -- Peace Arch® Entertainment Group Inc. (AMEX:PAE - News) (Toronto:PAE.TO - News), an integrated global entertainment company, announced today that it has acquired all distribution rights worldwide (excluding most of Africa, France and European French language territories) to the gripping crime drama series “The Line.”  Production of “The Line” is underway in Canada, with half of the first season’s 15 one-hour episodes now in post-production.

Peace Arch will unveil the hard-hitting series at MIPCOM, the international television market that takes place in Cannes, France from October 13-17, where the series will premiere to worldwide buyers of television, pay television and new media content.

In “The Line,” in the upside-down chaos of a neighborhood drug war, the personal lives of unethical cops and uncommon criminals become interwoven as they all struggle with the line between good and evil.

The ensemble cast of “The Line” includes Emmy® Award-nominated Sharon Lawrence (“Desperate Housewives,” “Monk,” “NYPD Blue”), Golden Globe® Award-nominated Linda Hamilton (“The Terminator,” “Terminator 2: Judgment Day,” “Dante’s Peak”), Golden Globe® Award-winning Edward Asner (“Studio 60 on The Sunset Strip,” “Elf,” “The Mary Tyler Moore Show”), Ron White (“Screamers,” “Unforgiven” “Intersection”), Daniel Kash (“Aliens,” “Lucky Number Slevin,” “Cinderella Man”) and Clé Bennett (“How She Move,” “Animal 2,” “Guns”).

The series is produced by Toronto-based film, television and new media production company The Nightingale Company, led by CEO Debbie Nightingale (“Lipstick and Dynamite,” “Chicks With Sticks,” “ZIXX“).  “The Line” is created and written by George F. Walker (“This Is Wonderland,” “Due South,” “The Newsroom“) and Dani Romain (“This Is Wonderland,” “Niagara Motel“), with 11 episodes directed by Gail Harvey (“Some Things That Stay”) and four episodes directed by Shawn Alex Thompson (“Murdoch Mysteries.”)

John Flock, President and COO of Peace Arch Entertainment Group said, “This outstanding series represents the quality programming we are now pursuing as we focus additional resources on the opportunities in global television.  ’The Line’ is distinctive as a police drama in that there are no criminal investigations or crimes actually solved.  We anticipate that this style of intersecting, multiple storylines, along with the terrific ensemble cast, will generate strong interest among international and U.S. buyers of television content.”

“The Line” will premiere as “The Weight” in spring, 2009 on the Canadian pay television networks Movie Central (Western Canada) and The Movie Network (Eastern Canada), with Canadian English language rights reverting to Peace Arch following the pay television license windows.

About Peace Arch® Entertainment Group Inc.

Peace Arch Entertainment produces and acquires feature films, television and home entertainment content for distribution to worldwide markets. Peace Arch owns one of the largest libraries of top quality independent feature films in the world, featuring more than 1,000 classic and contemporary titles. For additional information, please visit www.peacearch.com.

Forward-Looking Statements

This press release includes statements that may constitute forward-looking statements, usually containing the words "believe," "estimate," "project," "expect," or similar expressions. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. These risks include, but are not limited to, that the synergies and financial impact of the joint venture may not be realized, the competitive position of the joint venture may not be maintained, Peace Arch may not realize the anticipated benefits of the joint venture and other risks detailed on Peace Arch’s periodic report filings with the Securities and Exchange Commission. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. By making these forward-looking statements, Peace Arch undertakes no obligation to update these statements for revisions or changes after the date of this release.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Peace Arch Entertainment Group Inc.
(Registrant)
Date	September 11, 2008	By	"Mara Di Pasquale"
(Signature)*
Mara Di Pasquale, Chief Financial Officer

*Print the name and title under the signature of the signing officer.

GENERAL INSTRUCTIONS

A.

Rule as to Use of Form 6-K,

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

Information and Document required to be Furnished,

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above.  The information and documents furnished in this report shall not be deemed to be "filed" for the purpose of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.

Preparation and Filing of Report

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page.  Eight complete copies of each report on this form shall be deposited with the Commission.  At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act.  At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed.  Unsigned copies shall be conformed.

D.

Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)].  Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language.  English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof.  If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports.  In no event are copies of original language documents or reports required to be furnished.